Exhibit 99.2

US Farms, Inc. Announces Hiring of Sam Nucci as Vice President of Sales and Marketing

Tuesday April 3, 6:30 am ET

SAN DIEGO, CA--(MARKET WIRE)--Apr 3, 2007 -- US Farms, Inc. (OTC BB:USFI.OB - News) a commercial Farming and Nursery Grower, today announced the hiring of Sam Nucci as Vice President of Sales and Marketing of its newly formed subsidiary, Sammy's Produce, Inc.

As Vice President of Sales and Marketing, Mr. Nucci will lead the sales and marketing functions with an initial focus on Fresh Market Tomatoes. Mr. Nucci has over 28 years of professional experience in various sales and marketing capacities in the produce space. Prior to joining US Farms, Inc., Mr. Nucci served as President at Samlis, Inc. He began his career at Carlsbad Tomatoes while still in high school, and later at Agri Sales which was eventually acquired by Cal Fruit.

"The addition of Sam Nucci is a reflection of management's commitment to build an executive leadership team capable of growing the company's sales to exceed 100 million dollars," said Yan K. Skwara, US Farms, Inc., President. "Prior to joining our team, Mr. Nucci has successfully marketed and sold over 250 million dollars of Tomatoes."

About US Farms, Inc.

US Farms, Inc. is a diversified commercial Farming and Nursery company. The company grows, markets and distributes horticultural products through a number of subsidiaries. The horticultural products are sold through supermarkets, home centers, retail merchandisers, garden centers, re-wholesalers, and landscapers throughout the United States and Canada. Through internal growth and strategic acquisitions the company is expanding its market share in its nursery and specialty produce businesses. Currently the company has subsidiaries which provide a full range of products including Aloe Vera, Cactus, Succulents, Jade, Rare and Exotic Palm Trees and Cycads along with produce products that include Aloe Vera, Asparagus, Tomatoes and Wheat grass. In 2007 the company plans to add over 100 specialty niche produce items to it offerings.

For more information on US Farms, please visit http://www.usfarmsinc.com. US Farms, Inc. is publicly traded on the over-the-counter market under the ticker symbol USFI.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, our inability to acquire and/or build an ethanol production facility, the impact of competitive products, product demand, market acceptance risks, fluctuations in operating results, political risk and other risks detailed from time to time in US Farms, Inc.'s filings with the Securities and Exchange Commission. These risks could cause US Farms, Inc.'s actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, US Farms, Inc.

Contact:

     Contact:

     US Farms, Inc.

     Yan K. Skwara

     President

     Tel: 858-488-7775 or 800-845-9133

     Fax: 858-488-2828

     Investor Relations

     Stock Services LLC.

     Alan Klitenic

     818-334-4469